FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number: 3235-0287         |
    obligations may continue.  See           | Expires: September 30, 1998   |
    Instruction (b).                         | Estimated average burden      |
                                             | hours per response.......0.5  |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Salzman           Stephen               B.
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   (Last)            (First)            (Middle)

   767 Fifth Avenue
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                     (Street)

   New York               NY            10153
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol


Armor Holdings, Inc. (AH)
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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year


   January, 2001
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)



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7. Individual or Joint/Group Filing (Check Applicable Law)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                    5. Amount of
                                                                                       Securities
                        2. Trans-     3. Trans-                                        Beneficially  6. Ownership
                           action        action       4. Securities Acquired (A)       Owned at          Form:       7. Nature
                           Date          Code            or Disposed of (D)            End of         (D) Direct        Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month             or (I)        Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          Indirect       Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
Common Stock, $0.01 par
value per share            1/8/01      S              9,845        D     $15.4850
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Common Stock, $0.01 par
value per share            1/9/01      S              3,514        D     $15.1850
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Common Stock, $0.01 par
value per share            1/10/01     S             137,757       D     $14.9627
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Common Stock, $0.01 par
value per share            1/11/01     S              2,124        D     $15.9400
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Common Stock, $0.01 par
value per share            1/12/01     S              1,352        D     $15.6579
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Common Stock, $0.01 par
value per share            1/16/01     S              4,827        D     $15.7373
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Common Stock, $0.01 par                                                                                             By FS Partners
value per share            1/17/01     S              1,581        D     $15.7921         -0-             I         II, L.P. (1)
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Common Stock, $0.01 par
value per share                                                                          42,284           D
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


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

FORM 4 (continued)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
Stock Options
(Right to                                                                 Common
Buy (2)      $9.6875                                     (3)   6/24/09    Stock   10,000           10,000        D
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Stock Options
(Right to                                                                 Common
Buy (2)      $13.19                                      (3)   6/15/10    Stock   10,000           10,000        D
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

EXPLANATION OF RESPONSES:
     (1) Mr. Salzman owns a 50% interest in FS Ventures Inc., the general partner of FS Partners II, L.P. The reporting person disclaims beneficial ownership of these securities and this filing shall not be deemed an admission that such person is, for purposes of Section 16 of the Securities Exchange Act or otherwise, the beneficial owner of such securities.
     (2)  Granted pursuant to the Armor Holdings, Inc. 1999 Stock Incentive
          Plan.
     (3)  Presently exercisable.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                   /s/ Stephen B. Salzman                        2/8/01
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date



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      If space is insufficient, See Instruction 6 for procedure.

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